Filed by CVS Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

CVS/CAREMARK MERGER FACT SHEET

Companies
Tickers	NYSE: CVS	NYSE: CMX
Descriptions	CVS Corporation is America’s largest retail pharmacy, operating approximately 6,200 retail and specialty pharmacy stores in 43 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use. CVS innovatively serves the healthcare needs of all customers through: CVS/pharmacy stores; CVS online pharmacy; CVS.com; MinuteClinic, its retail-based health clinic subsidiary; and PharmaCare, its pharmacy benefit management, mail services and specialty pharmacy subsidiary.
	www.CVS.com/corporate	Caremark Rx, Inc. is a leading pharmaceutical services company, providing through its affiliates comprehensive drug benefit services to health plan sponsors and their plan participants throughout the U.S. The company's clients include corporate health plans, managed care organizations, insurance companies, unions, government agencies and other funded benefit plans. In addition, Caremark is a national provider of drug benefits to eligible beneficiaries under the Medicare Part D program. Caremark operates a national retail pharmacy network with over 60,000 participating pharmacies, 7 mail service pharmacies, the industry’s only FDA-regulated repackaging plant and 21 licensed specialty pharmacies for delivery of advanced medications to individuals with chronic or genetic diseases and disorders. www.Caremark.com
Employees	170,000 employees, including 20,000 pharmacists and 300 nurse practitioners	13,000 employees, including 1,300 pharmacists
2005 Financial Highlights	Revenues: $37.0 billion EBITDA: $2.6 billion Net Income: $1.2 billion Cash Flow from Operations: $1.6 billion	Revenues: $33.0 billion EBITDA: $1.6 billion Net Income: $932.4 million Cash Flow from Operations: $1.3 billion
Overview	Company Name:	CVS/Caremark Corporation
	Corporate Headquarters:	Woonsocket, RI
	Pharmacy Services HQ:	Nashville, TN
	Senior Management:	Chairman	Mac Crawford
		President and Chief Executive Officer	Thomas Ryan
		Chief Financial Officer	David Rickard
		President, Caremark pharmacy services benefits	Howard McLure
	Ticker:	NYSE: CVS
Transaction Terms	Structure:	Stock-for-stock merger of equals
– CVS to issue 1.67 shares for each Caremark share
– 54.5% CVS / 45.5% Caremark pro forma ownership
	Expected Closing:	6 – 12 months
	Required Approvals:	Shareholder approval from both companies; customary regulatory approvals

Strategic Rationale
  The merger between CVS and Caremark creates the premier integrated pharmacy services provider and offers significant benefits to employers, health plans, consumers and shareholders of both companies.
  The combined company is expected to able to offer end-to-end services, from plan design to prescription fulfillment, as well as the opportunity to improve clinical outcomes, resulting in better control over healthcare costs for employers and plan providers.
  CVS/Caremark is expected to improve the delivery of pharmacy services and healthcare decision making in an increasingly consumer-centric environment, enabling consumers to benefit from unparalleled access, greater convenience and greater choice.
  Combines one of the nation’s leading pharmaceutical services companies with the largest pharmacy chain; combined company will be: #1 in pharmacy sales; #1 in PBM lives managed; #2 in mail services pharmacy sales; #1 in specialty pharmacy sales; #1 in retail-based clinics.
  We believe this combination is the logical evolution of the pharmacy services industry, and enables CVS/Caremark to better address emerging trends and challenges in healthcare.
  CVS/Caremark expects to help manage the costs and complexities of the U.S. healthcare system, driving superior healthcare outcomes and enhancing value for employers, health plans, and consumers.
  Over time, the combination is expected to create a platform to drive growth and offer new and innovative personalized services to consumers and employers.

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From:	Ryan, Tom
Sent:	Wednesday, November 01, 2006 3:14 PM
To:
Subject:	CVS and Caremark Announce Plans to Merge
Importance:	High

TO:

RE:	CVS and Caremark to form premier pharmacy

services company in merger of equals

DATE:	November 1, 2006

Today is an exciting day for CVS. Today we announced that CVS and Caremark have entered into a definitive merger agreement to create the nation’s premier integrated pharmacy services provider, combining one of the nation’s leading pharmaceutical services companies with the largest pharmacy chain. This transaction combines the strengths of both CVS and Caremark. PharmaCare will be part of the newly combined PBM entity.

Size and scale are important in healthcare delivery today. Through acquisitions we have grown into the nation’s largest pharmacy retailer. This merger with Caremark now gives us the size and scale in our PBM business to deliver more innovative programs and services to our employers and health plans that drive superior outcomes while better managing costs. And over time, the combination will create an even greater platform to drive future growth and deliver more value for payors and their plan participants.

I am very excited about the opportunities this presents not only for our combined companies, employers and health plans, but for consumers. Together, the combined company will greatly improve the pharmacy services experience for consumers by providing them with even greater choice and unparalleled access.

The attached press release, which was issued this afternoon, will answer many of your questions about today’s announcement. And we will continue to communicate with you on a routine basis, within the limits of Federal guidelines, as we await completion of the deal.

Here is what I can tell you now:

First, all of our stores, distribution centers, field management and the Store Support Center will not be affected. It will be business as usual in our stores. Our corporate headquarters will remain in the Store Support Center here in Woonsocket.

PharmaCare will integrate with Caremark and the combined PBM business will be based in Nashville, Tennessee, although there will be no changes for at least six months or longer. We expect that it will take six to twelve months for this transaction to receive needed regulatory approvals and be finalized.

Under the terms of the agreement, CVS shareholders will own the majority shares of the combined company named CVS/Caremark Corporation. Mac Crawford, the Chairman of Caremark will become the Chairman of CVS/Caremark. I will become the President and CEO of CVS/Caremark. David Rickard will be the CFO of the combined company and the COO of Caremark, Howard McLure, will head the pharmacy services business.

As we move through the regulatory process, it will be easy to get distracted – but it is important that we all stay focused on taking care of customers. This transaction will help us to do so even better in the future. It gives us products and services that will allow us to make it even easier for our customers.

Thank you for your commitment to CVS and to our customers.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

CVS and Caremark will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. CVS and Caremark urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of CVS’s and Caremark’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.